“Utilizing Business Strategies for Social Change”

1-A-W and 1-Z-W: Regulation A WITHDRAWAL

March 1, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Attn: Mara Ransom (Assistant Director) and Jacqueline Kaufman, Staff Attorney

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

Pursuant to Rule 259(a) promulgated under the Securities Act of 1933 (the “Act”) Regulation A, Social Investment Holdings, Inc. (the “Company”) requests that the Securities and Exchange Commission consent to the withdrawal of the Company’s Offering Statement on Form 1-A, File Number 024-12253, together with all amendments and exhibits thereto (the “Offering Statement”) , effective as of the date first set forth above.

The Company raised no money pursuant to the offering’s unqualified Offering Statements and, accordingly, has elected not to proceed with the contemplated Offering due to an evolving business plan and continuing adverse market conditions for its then contemplated business plan. The Company believes the withdrawal of the Offering Statement is consistent with the public interest and the protection of investors.

If you are in need of additional information, please feel to contact Gary L. Blum of Law Offices of Gary L. Blum at (213) 369-8112 or the undersigned at (305) 775-6449.

Very truly yours

President and Chairman

Social Investment Holdings, Inc.

cc: Julius Jackson

2121 SW 3rd Ave., Suite 601 - Miami, FL 33129 - Phone: (305) 351-2407 - Fax: (904) 212-0673